Filed Pursuant to Rule 433

February 13, 2018

Registration No. 333-203125

CAPITAL ONE FINANCIAL CORPORATION

$250,000,000 FLOATING RATE SENIOR NOTES DUE 2021

Summary of Terms for Issuance

Issuer:	Capital One Financial Corporation

Trade Date:	February 13, 2018

Settlement Date:	February 16, 2018 (T+3)

Security:	Floating Rate Senior Notes due 2021

Principal Amount:	US$250,000,000

Net Proceeds to Issuer (before expenses):	US$249,875,000

Ranking:	Senior Unsecured

Expected Security Ratings:*	Baa1 / A- (Moody’s / Fitch)

Maturity Date:	February 16, 2021

Price to Public:	100.000% of principal amount

Pricing Benchmark:	3-month USD LIBOR (Bloomberg L.P. Page “BBAM”)

Spread to Benchmark:	42 bps

Interest Payment and Reset Dates:	Quarterly on February 16, May 16, August 16 and November 16 of each year, commencing on May 16, 2018 to, and including, the Maturity Date

Interest Determination Date:	The second London banking day preceding the first day of the relevant interest period

Day Count/Business Day Convention:	Actual/360; Modified following, adjusted

Optional Redemption:	The Issuer has the option to redeem the notes at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to the redemption date, in whole or in part at any time after January 16, 2021 (which is the date that is one month prior to the maturity date of the notes)

CUSIP/ISIN:	14040H BX2 / US14040HBX26

Sole Manager:	Morgan Stanley & Co. LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Capital One Financial Corporation has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents filed with the SEC and incorporated by reference in such documents for more complete information about Capital One Financial Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of these documents by contacting Morgan Stanley & Co. LLC, at 1-866-718-1649.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via Bloomberg or another email system.